PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com

April 1, 2010

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange

  Commission

Mail Stop 3010

100 F Street, NE

Washington, DC 20549

Re:	Macquarie CNL Global Income Trust, Inc. Registration Statement on Form S-11/A Filed February 25, 2010 Registration No. 333-158478

Dear Ms. Garnett:

We are writing on behalf of our client, Macquarie CNL Global Income Trust, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated March 22, 2010. This response addresses only comments 1 through 3 in the Staff’s letter. The remaining comments related to Sales Literature (comments 4 through 9) were addressed in separate correspondence to your attention dated March 31, 2010. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.

For your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

450 SOUTH ORANGE AVENUE, SUITE 250
215 NORTH EOLA DRIVE	TEL: 407-843-4600 — FAX: 407-843-4444 — www.lowndes-law.com	ORLANDO, FLORIDA 32801-3383
ORLANDO, FLORIDA 32801-2028

Ms. Karen J. Garnett, United States Securities and Exchange

  Commission

April 1, 2010

Amendment No. 3 to Form S-l1

Prior Performance Summary, page 100

Annex B

Prior Performance Tables — Macquarie

1. Please refer to the second sentence of instruction 1 to Table II of Appendix II to Industry Guide 5 and revise to provide a separate column with disclosure for all other programs.

RESPONSE:

We have revised the Prior Performance Tables to comply with the second sentence of instruction 1 to Table II of Appendix II to Industry Guide 5.

Tax Opinion

2. Refer to item (5) in the list of Reviewed Documents. The reference to the limited partnership agreement of Macquarie CNL Growth, LP appears to be an error. Please file a revised opinion that references the limited partnership agreement of the registrant.

RESPONSE:

We have revised the tax opinion to refer to Macquarie CNL Income, LP.

3. Refer to item (6) in the list of Reviewed Documents. Please file a revised opinion to clarify that counsel relied only upon factual representations by the Company.

RESPONSE:

We have revised the tax opinion to clarify that counsel relied only upon factual representations by the Company.

*****

Ms. Karen J. Garnett, United States Securities and Exchange

  Commission

April 1, 2010

Please contact me or Kevin J. Lavin, Esq. at (703) 720-7011 if you have any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to the Form S-11/A filed on February 25, 2010. Further, please advise whether the Staff has any additional comments.

Best regards.

Very truly yours,

LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

Peter E. Reinert

PER/cb

Encls.

cc:	Duc Dang (SEC)
Jamie John (SEC)
Cicely LaMothe (SEC)
Kevin J. Lavin, Esq.
David Malinger, Esq.
Michael J. Choate, Esq.